    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 6, 2003

                                                          REGISTRATION NO. 333-
-------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                    FORM S-8
                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933

                                   ----------

                             WASTE MANAGEMENT, INC.
             (Exact name of Registrant as specified in its charter)

               DELAWARE                              73-1309529
     (State or other jurisdiction                 (I.R.S. Employer
   of incorporation or organization)            Identification Number)


                               1001 FANNIN STREET
                                   SUITE 4000
                              HOUSTON, TEXAS 77002
                                 (713) 512-6200

     (Address, including zip code, and telephone number, including area code of Registrant's principal executive offices)

                                   ----------

        2003 WASTE MANAGEMENT, INC. DIRECTORS' DEFERRED COMPENSATION PLAN
                           (Full titles of the Plans)

                                   ----------

                             LAWRENCE O'DONNELL, III
                             WASTE MANAGEMENT, INC.
                               1001 FANNIN STREET
                                   SUITE 4000
                              HOUSTON, TEXAS 77002
                                 (713) 512-6200

       (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                   ----------


                                               CALCULATION OF REGISTRATION FEE
=========================================================================================================================
            TITLE OF SECURITIES               AMOUNT TO BE     PROPOSED MAXIMUM      PROPOSED MAXIMUM      AMOUNT OF
              TO BE REGISTERED                 REGISTERED        OFFERING               AGGREGATE         REGISTRATION
                                                   (1)           PRICE PER            OFFERING PRICE       FEE (1)(3)
                                                                SHARE (1)(2)             (1)(3)
============================================= ============== ====================== =================== =================
Common Stock, par value $0.01 per share.....        500,000                 $25.88         $12,940,000         $1,046.85
============================================= ============== ====================== =================== =================


(1) Consists of 500,000 shares of Common Stock, $0.01 par value (the "Common Stock"), of Waste Management, Inc. (the "Company") issuable pursuant to the 2003 Waste Management, Inc. Directors' Deferred Compensation Plan (the "Plan").

(2) Represents the average of the high and low prices of the Common Stock as reported on the New York Stock Exchange on October 31, 2003.

(3) Computed in accordance with Rules 457(c) and (h) under the Securities Act of 1933, as amended (the "Securities Act"), solely for the purpose of calculating the total registration fee. The aggregate offering price and amount of registration fee have been computed based on the average of the high and low prices of Common Stock as reported on the New York Stock Exchange on October 31, 2003.

                              EXPLANATORY STATEMENT

         The Registrant has filed this registration statement on Form S-8 to register the issuance of 500,000 shares of Common Stock pursuant to the Plan. Upon this registration statement's effectiveness, there will be 500,000 shares of Common Stock registered for issuance under the Plan.

         This Form S-8 includes a Reoffer Prospectus prepared in accordance with
Part I of Form S-3 under the Securities Act. The Reoffer Prospectus may be utilized for reofferings and resales of shares of Common Stock acquired pursuant to the Plan.


                                     PART I

              INFORMATION REQUIRED IN THE SECTION 10(a) PROSPECTUS


ITEM 1.   PLAN INFORMATION. *

ITEM 2.   REGISTRANT INFORMATION AND EMPLOYEE PLAN ANNUAL INFORMATION. *

----------
* Information required by Part I to be contained in the Section 10(a) prospectus is omitted from this Registration Statement in accordance with Rule 428 under the Securities Act, and the Note to Part I of Form S-8.

                                   PROSPECTUS

                                 26,920 SHARES
                             WASTE MANAGEMENT, INC.
                          Common Stock ($.01 par value)

         This prospectus relates to the offer and sale by certain stockholders (the "Selling Stockholders") from time to time of shares of our Common Stock that will be issued by us to the Selling Stockholders upon conversion of stock units granted under our 2003 Directors' Deferred Compensation Plan (the "Plan"). The shares are being offered and sold for the account of the Selling Stockholders and we will not receive any of the proceeds from the sale of the shares.

         The Selling Stockholders may sell their shares from time to time in one or more transactions on the New York Stock Exchange (the "NYSE"), in negotiated transactions or otherwise, at market prices prevailing at the time of the sale or at prices otherwise negotiated. See "Plan of Distribution." We will bear all expenses in connection with the preparation of this prospectus.

         Our Common Stock is listed on the NYSE. On October 31, 2003, the closing price for our Common Stock, as reported by the NYSE, was $25.92.

--------------------------------------------------------------------------------
         This investment involves risk. See "Risk Factors" beginning at page 2.
--------------------------------------------------------------------------------

Neither the Securities and Exchange Commission nor any state securities commission has determined whether this prospectus is truthful or complete. They have not made, nor will they make, any determination as to whether anyone should buy these securities. Any representation to the contrary is a criminal offense.

                The date of this Prospectus is November 6, 2003.

                                TABLE OF CONTENTS


WHERE YOU CAN FIND MORE INFORMATION ..................................................1

INCORPORATION BY REFERENCE ...........................................................1

ABOUT THIS PROSPECTUS ................................................................1

GENERAL INFORMATION ..................................................................2

RISK FACTORS .........................................................................2

USE OF PROCEEDS ......................................................................6

SELLING STOCKHOLDERS .................................................................6

PLAN OF DISTRIBUTION .................................................................7

LEGAL MATTERS ........................................................................8

EXPERTS ..............................................................................8

                       WHERE YOU CAN FIND MORE INFORMATION

         We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC"). Our SEC filings are available to the public over the Internet at the SEC's website at http://www.sec.gov. You may read and copy any document we file at:

   o the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, and

   o     the regional offices of the SEC located at:

             o    500 Madison Street, Suite 1400, Chicago, Illinois 60661, and

             o    233 Broadway, New York, New York 10279.

         Please call the SEC at 1-800-SEC-0330 for more information about the public reference facilities.

         You can also inspect material filed by us at the offices of the NYSE, 20 Broad Street, New York, New York 10005, on which shares of our Common Stock are listed.

         We maintain a website at http://www.wm.com, at which you can access our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. We make those filings available on our website as soon as practicable.


                           INCORPORATION BY REFERENCE

         The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information we incorporate by reference is considered to be a part of this prospectus and information that we file later with the SEC will automatically update and replace this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"):

         (1)      Our Annual Report on Form 10-K for the year ended December 31,
                  2002;

         (2) Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2003, June 30, 2003 and September 30, 2003; and

         (3) The description of our Common Stock contained in our Registration Statement on Form 8-A filed with the SEC pursuant to Section 12 of the Exchange Act, on July 1, 1993, as amended on Form 8-B filed with the SEC on July 13, 1995.

         You may request a copy of these filings, excluding the exhibits to such filings which we have not specifically incorporated by reference in such filings, at no cost, by writing or telephoning us at the following address:

                      Waste Management, Inc.
                      1001 Fannin Street, Suite 4000
                      Houston, Texas  77002
                      (713) 512-6200
                      Attention:  Corporate Secretary


                              ABOUT THIS PROSPECTUS

         In this prospectus, the terms "our," "we," "us," "Waste Management," and similar terms refer to Waste Management, Inc. and include all of our consolidated subsidiaries unless the context requires otherwise.

         This prospectus is part of a registration statement we filed with the SEC. You should rely only on the information provided or incorporated by reference in this prospectus or any related supplement. We have not authorized anyone else to provide you with different information. The Selling Stockholders will not make an offer of these shares in any state where the offer is not permitted. You should not assume that the information in this prospectus or any supplement is accurate as of any other date than the date on the front of those documents.


                               GENERAL INFORMATION

         Waste Management is its industry's leading provider of integrated waste services in North America. Through our subsidiaries, we provide collection, transfer, recycling and resource recovery, and disposal services. We are also a leading developer, operator and owner of waste-to-energy facilities in the United States. Our customers include commercial, industrial, municipal and residential customers, other waste management companies, governmental entities and independent power market participants.

         Our principal executive offices are located at 1001 Fannin Street, Suite 4000, Houston, Texas 77002. Our telephone number at that address is (713) 512-6200. Our website address is http://www.wm.com.

         The shares of Common Stock offered hereby will be issued to the Selling Stockholders upon conversion of stock units awarded to them under the Plan and will be sold for the account of the Selling Stockholders. For more information on the shares of Common Stock offered for sale, see Section entitled, "Selling Stockholders," included herein.


                                  RISK FACTORS

                         Risks Relating to Our Business

FACTORS INFLUENCING FUTURE RESULTS AND ACCURACY OF FORWARD-LOOKING STATEMENTS

         When we make statements containing projections about our accounting and finances, plans and objectives for the future, future economic performance, or when we make statements containing any other projections or estimates about our assumptions relating to these types of statements, we are making forward-looking statements. These statements usually relate to future events and anticipated revenues, earnings or other aspects of our operations or operating results. We make these statements in an effort to keep stockholders and the public informed about our business and have based them on our current expectations about future events. You should view such statements with caution. These statements are not guarantees of future performance or events. All phases of our business are subject to uncertainties, risks and other influences, many of which we have no control over. Any of these factors, either alone or taken together, could have a material adverse effect on us and could change whether any forward-looking statement ultimately turns out to be true. Additionally, we assume no obligation to update any forward-looking statements as a result of future events or developments.

         Outlined below are some of the risks that we face and that could affect our business and financial statements for 2003 and beyond. However, they are not the only risks that we face. There may be additional risks that we do not presently know of or that we currently believe are immaterial which could also impair our business.

WE COULD BE LIABLE FOR ENVIRONMENTAL DAMAGES RESULTING FROM OUR OPERATIONS

         We could be liable if our operations cause environmental damage to our properties or to that of nearby landowners, particularly as a result of the contamination of drinking water sources or soil. Under current law, we could even be held liable for damage caused by conditions that existed before we acquired the assets or operations involved. Also, we could be liable if we arrange for the transportation, disposal or treatment of hazardous substances that cause environmental contamination, or if a predecessor owner made such arrangements and under applicable law we are treated as a successor to the prior owner. Any substantial liability for environmental damage could have a material adverse effect on our financial condition, results of operations and cash flows. In the ordinary course of our business, we have in the past, and may in the future, become involved in a variety of legal and administrative proceedings relating to land use and environmental laws and regulations. These include proceedings in which:

     o agencies of federal, state, local or foreign governments seek to impose liability on us under applicable statutes, sometimes involving civil or criminal penalties for violations, or to revoke or deny renewal of a permit we need; and

     o citizen groups, adjacent landowners or governmental agencies oppose the issuance of a permit or approval we need, allege violations of the permits under which we operate or laws or regulations to which we are subject, or seek to impose liability on us for environmental damage.

            The adverse outcome of one or more of these proceedings could result in, among other things, material increases in our liabilities.

            From time to time, we have received citations or notices from governmental authorities that our operations are not in compliance with our permits or certain applicable environmental or land use laws and regulations. In the future we may receive additional citations or notices. We generally seek to work with the authorities to resolve the issues raised by such citations or notices. If we are not successful in such resolutions, we may incur fines, penalties or other sanctions that could result in material unanticipated costs or liabilities.

            The amount of insurance required to be maintained for environmental liability is governed by statutory requirements. We believe that the cost for such insurance is high relative to the coverage it would provide, and therefore, our coverages are generally maintained at the minimum statutorily required levels. We face the risk of incurring liabilities for environmental damage if our insurance coverage is ultimately inadequate to cover those damages.

            In addition, to fulfill our financial assurance obligations with respect to environmental closure and post-closure liabilities, we generally obtain letters of credit or surety bonds, or rely on insurance, including captive insurance. We currently have in place all necessary financial assurance instruments, and we do not anticipate any difficulties obtaining financial assurance instruments in the future, although the cost of such assurance instruments has increased and may continue to increase. However, in the event we are unable to obtain sufficient surety bonding, letters of credit or third-party insurance coverage at reasonable cost, or one or more states cease to view captive insurance as adequate coverage, we would need to rely on other forms of financial assurance. These types of financial assurance could be more expensive to obtain, which could negatively impact our liquidity and capital resources and our ability to meet our obligations as they become due.

GOVERNMENTAL REGULATIONS OR LEVIES MAY RESTRICT OUR OPERATIONS OR INCREASE OUR COSTS OF OPERATIONS

            Stringent government regulations at the federal, state, provincial, and local level in the United States and Canada have a substantial impact on our business. A large number of complex laws, rules, orders and interpretations govern environmental protection, health, safety, land use, zoning, transportation and related matters. Among other things, they may restrict our operations and adversely affect our financial condition, results of operations and cash flows by imposing conditions such as:

     o limitations on the siting and construction of new waste disposal, transfer or processing facilities or the expansion of existing facilities;

     o limitations, regulations or levies on collection and disposal prices, rates and volumes;

     o limitations or bans on disposal or transportation of out-of-state waste or certain categories of waste; or

     o    mandates regarding the disposal of solid waste.

            Regulations also affect the siting, design and closure of landfills and could require us to undertake investigatory or remedial activities, curtail operations or close a landfill temporarily or permanently. Future changes in these regulations may require us to modify, supplement or replace equipment or facilities. The costs of complying with these regulations could be substantial.

            In order to develop, expand or operate a landfill or other waste management facility, we must have various facility permits and other governmental approvals, including those relating to zoning, environmental protection and land use. The permits and approvals are often difficult, time consuming and costly to obtain and could contain conditions that limit operations.

THE POSSIBILITY OF PENDING ACQUISITIONS, DISPOSAL SITE DEVELOPMENTS OR EXPANSION PROJECTS NOT BEING COMPLETED OR CERTAIN OTHER EVENTS COULD RESULT IN A MATERIAL CHARGE AGAINST OUR EARNINGS

            In accordance with generally accepted accounting principles, we capitalize certain expenditures and advances relating to acquisitions, pending acquisitions, and disposal site development and expansion projects. We expense indirect acquisition costs, such as executive salaries, general corporate overhead, public affairs and other corporate services, as incurred. Our policy is to charge against earnings any unamortized capitalized expenditures and advances relating to any facility or operation that is permanently shut down or determined to be impaired, any pending acquisition that is not consummated and any disposal site development or expansion project that is not completed or determined to be impaired. The charge against earnings is reduced by any portion of the capitalized expenditure and advances that we estimate will be recoverable, through sale or otherwise. In future periods, we may be required to incur charges against earnings in accordance with this policy, or due to other events that cause impairments. Depending on the magnitude, any such charges could have a material adverse effect on our results of operations and possibly our financial covenants, which could negatively affect our liquidity.

THE DEVELOPMENT AND ACCEPTANCE OF ALTERNATIVES TO LANDFILL DISPOSAL AND WASTE-TO-ENERGY FACILITIES COULD REDUCE OUR ABILITY TO OPERATE AT FULL CAPACITY

            Our customers are increasingly using alternatives to landfill disposal, such as recycling and composting. In addition, some state and local governments mandate recycling and waste reduction at the source and prohibit the disposal of certain types of wastes, such as yard wastes, at landfills or waste-to-energy facilities. Although such mandates are a useful tool to protect our environment, these developments reduce the volume of waste going to landfills and waste-to-energy facilities in certain areas, which may affect our ability to operate our landfills and waste-to-energy facilities at full capacity, as well as the prices that we can charge for landfill disposal and waste-to-energy services.

OUR BUSINESS IS SEASONAL IN NATURE AND OUR REVENUES AND RESULTS VARY FROM QUARTER-TO-QUARTER

            Our operating revenues are usually lower in the winter months, primarily because the volume of waste relating to construction and demolition activities usually increases in the spring and summer months, and the volume of industrial and residential waste in certain regions where we operate usually decreases during the winter months. Our first and fourth quarter results of operations typically are adversely affected by this seasonality. In addition, particularly harsh weather conditions may result in the temporary suspension of certain of our operations.

FLUCTUATIONS IN COMMODITY PRICES AFFECT OUR OPERATING REVENUES

            Our recycling operations process for sale certain recyclable materials, including fibers, aluminum and glass, all of which are subject to significant price fluctuations. The majority of the recyclables that we process for sale are fibers, including old corrugated cardboard, or ("OCC"), and old newsprint, or ("ONP"). We enter into financial swaps in an effort to mitigate some of the variability in cash flows from the sales of fibers at floating prices. In the past three years, the year-over-year changes in the quarterly average market prices for OCC ranged from a decrease of as much as 63% to an increase of as much as 109%. The same comparisons for ONP have ranged from a decrease of as much as 46% to an increase of as much as 47%. These fluctuations can affect future operating income and cash flows; for example, our operating revenues for the year ended December 31, 2002 were approximately $69 million more than the corresponding prior period due to such fluctuations.

            Additionally, there may be significant price fluctuations in the price of methane gas, electricity and other energy related products that are marketed and sold by our landfill gas recovery, waste-to-energy and independent power production plants operations. Our landfill gas recovery and waste-to-energy operations generally enter into long-term sales agreements. Therefore, market fluctuations do not have a significant effect on these operations in the short-term. However, revenues from our IPPs can be effected by price fluctuations. In the past two years, the year-over-year changes in the average quarterly electricity prices have ranged from increases of as much as 78% to decreases of as much as 52%. For the year ended December 31, 2002, our revenues decreased, when compared to the prior year, by $34 million due to lower electricity prices.

WE FACE UNCERTAINTIES RELATING TO PENDING LITIGATION AND INVESTIGATIONS

            We and some of our subsidiaries are currently involved in civil litigation and governmental proceedings relating to the conduct of our business. The timing of the final resolutions to these matters is uncertain. Additionally, the possible outcomes or resolutions to these matters could include judgments against us or settlements, either of which could require substantial payments by us, adversely affecting our liquidity.

INTENSE COMPETITION COULD REDUCE OUR PROFITABILITY

            We encounter intense competition from governmental, quasi-governmental and private sources in all aspects of our operations. In North America, the industry consists of large national waste management companies, and local and regional companies of varying sizes and financial resources. We compete with these companies as well as with counties and municipalities that maintain their own waste collection and disposal operations. These counties and municipalities may have financial competitive advantages because tax revenues and tax-exempt financing are available to them. Also, such governmental units may attempt to impose flow control or other restrictions that would give them a competitive advantage. In addition, competitors may reduce their prices to expand sales volume or to win competitively bid municipal contracts.

EFFORTS BY LABOR UNIONS TO ORGANIZE OUR EMPLOYEES COULD DIVERT MANAGEMENT ATTENTION AND INCREASE OUR OPERATING EXPENSES

            Labor unions constantly make attempts to organize our employees, and these efforts will likely continue in the future. Certain groups of our employees have chosen to be represented by unions, and we have negotiated collective bargaining agreements with some of the groups. Additional groups of employees may seek union representation in the future, and the negotiation of collective bargaining agreements could divert management attention and result in increased operating expenses and lower net income. If we are unable to negotiate acceptable collective bargaining agreements, we might have to wait through "cooling off" periods, which are often followed by union-initiated work stoppages, including strikes. Depending on the type and duration of any labor disruptions, our operating expenses could increase significantly, which could adversely affect our financial condition, results of operations and cash flows.

FLUCTUATIONS IN FUEL COSTS COULD AFFECT OUR OPERATING EXPENSES AND RESULTS

            The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by OPEC and other oil and gas producers, war and unrest in oil producing countries, regional production patterns and environmental concerns. Fuel is needed to run our collection and transfer trucks, and any price escalations or reductions in the supply could increase our operating expenses and have a negative impact on our consolidated financial condition, results of operations and cash flows. We have implemented a fuel surcharge to partially offset increased fuel costs. However, we are not always able to pass through all of the increased fuel costs due to the terms of certain customers' contracts.

WE FACE RISKS RELATING TO GENERAL ECONOMIC CONDITIONS

            We face risks related to general economic and market conditions, including the potential impact of the status of the economy and interest rate fluctuations. We also face risks related to other adverse external economic conditions, such as the ability of our insurers to timely meet their commitments and the effect that significant claims or litigation against insurance companies may have on such ability. Any negative general economic conditions could materially adversely affect our financial condition, results of operations and cash flows.

WE MAY NEED ADDITIONAL CAPITAL

            We currently expect to meet our anticipated cash needs for capital expenditures, acquisitions and other cash expenditures with our cash flows from operations and, to the extent necessary, additional financings. However, our Board of Directors has approved a stock repurchase program pursuant to which we may, at management's discretion, repurchase up to $1 billion of our Common Stock in both 2003 and 2004. In addition, the Board of Directors recently approved an increase in our dividend policy to $0.75 per share annually. The dividend is expected to be paid in equal quarterly installments with the first payment anticipated to be made in March 2004. If our cash flows from operations are less than is currently expected, or our capital expenditures or acquisitions increase, we may elect to incur more indebtedness. However, there can be no assurances that we will be able to obtain additional financings on acceptable terms. In these circumstances, we would likely use our revolving credit facilities to meet our cash needs.

            Our credit facilities require us to comply with certain financial ratios. However, if our cash flows are less than expected, our capital requirements are more than expected or we incur additional indebtedness, we may not be in compliance with the ratios. This would result in a default under our credit facilities. If we were unable to obtain waivers or amendments to the credit facilities, the lenders could choose to declare all outstanding borrowings immediately due and payable, which we may not be able to pay in full. The default under or unavailability of our credit agreements could have a material adverse effect on our ability to meet our borrowing and bonding needs.

WE MAY ENCOUNTER DIFFICULTIES DEPLOYING OUR ENTERPRISE SOFTWARE

            Upon implementation of new information technology systems, we may experience problems that could adversely affect, or even temporarily disrupt, all or a portion of our operations until resolved.

CHANGES IN ACCOUNTING RULES COULD ADVERSELY AFFECT OUR OPERATING RESULTS

            Changes in accounting rules, including new accounting rules and interpretations, could adversely affect our operating results or cause unanticipated fluctuations in our operating results in future periods.

                 RISKS RELATING TO AN INVESTMENT IN COMMON STOCK

POTENTIAL EFFECT OF CERTAIN ANTI-TAKEOVER PROVISIONS

            Certain provisions of our Certificate of Incorporation and Bylaws may make it more difficult for a third party to acquire us in a transaction that is not approved by our Board of Directors. For example, our Board of Directors has the power to issue up to 10,000,000 shares of preferred stock in one or more series, and to fix the rights and preferences of any series, without further authorization by the holders of our Common Stock. This provision is designed to permit us to develop our businesses and foster our long-term growth without the disruption caused by the threat of a takeover that our Board of Directors does not think is in our best interests or in the best interests of our stockholders. Also, third parties may be discouraged from making a tender offer or otherwise attempting to gain control of us even though the attempt might be beneficial economically to us and our stockholders.


                                 USE OF PROCEEDS

         The Company will not receive any of the proceeds from the offer and sale of the shares of our Common Stock by the Selling Stockholders.


                              SELLING STOCKHOLDERS

         This prospectus relates to the offer and sale of shares of our Common Stock by the Selling Stockholders. The Selling Stockholders are all members, or former members, of our Board of Directors. They will acquire the shares they are offering hereby pursuant to the Plan. Under the Plan, certain of the compensation payable to the directors is credited to an account for each director in the form of stock units that are equal in value to shares of Common Stock. The stock units are paid out in shares following termination of the directors' service.

         The following table sets forth (i) the number of shares of Common Stock beneficially owned by each Selling Stockholder at October 31, 2003, (ii) the number of shares of Common Stock to be offered hereby by each Selling Stockholder and (iii) the number of shares of Common Stock to be held by each Selling Stockholder after completion of the offering, assuming all of the Selling Stockholders sell all of the shares offered hereby:

             NAME             NUMBER OF SHARES OF COMMON       NUMBER OF SHARES OF COMMON    NUMBER OF SHARES OF COMMON
                                   STOCK HELD AS OF           STOCK TO BE OFFERED FOR SALE     STOCK TO BE OWNED AFTER
                                 OCTOBER 31, 2003 (1)                                         COMPLETION OF OFFERING (2)
                             ----------------------------     ----------------------------   ----------------------------
H. Jesse Arnelle                                   37,243(3)                         1,724                         35,519
Pastora San Juan Cafferty                          57,660(4)                         3,160                         54,500
Frank M. Clark, Jr                                  4,160                            3,160                          1,000
Robert S. Miller                                  472,235(5)                         4,801                        467,434
John C. Pope                                       49,673(6)                         3,160                         46,513
W. Robert Reum                                      1,435                            1,435                              0
Steven G. Rothmeier                                48,749(7)                         3,160                         45,589
Carl W. Vogt                                       69,615(8)                         3,160                         66,455
Ralph V. Whitworth                              7,634,360(9)                         3,160                      7,631,200


     (1) Includes stock units to be paid out in shares of Common Stock following termination of the directors' service.

     (2) None of these individuals own more than 1% of our outstanding shares, except for Mr. Whitworth, who owns 1.3%, as described in Footnote 9 below.

     (3) Includes 35,000 options to purchase Common Stock exercisable within 60 days.

     (4) Includes 50,875 options to purchase Common Stock exercisable within 60 days.

     (5) Includes 452,708 options to purchase Common Stock exercisable within 60 days.

     (6) Includes 42,175 options to purchase Common Stock exercisable within 60 days; and also includes 435 shares held in a trust for the benefit of Mr. Pope's children.

     (7) Includes 44,350 options to purchase Common Stock exercisable within 60 days.

     (8) Includes 10,000 options to purchase Common Stock exercisable within 60 days.

     (9) Includes 315,000 options to purchase Common Stock exercisable within 60 days. The number of shares listed for Mr. Whitworth includes 7,316,200 shares held by limited partnerships and managed accounts controlled by Relational Investors LLC, of which Mr. Whitworth is a principal. Mr. Whitworth disclaims beneficial ownership of these shares.


                              PLAN OF DISTRIBUTION

         The Selling Stockholders may sell the shares of Common Stock from time to time in the open market, either directly or through brokers or agents, or in privately negotiated transactions. The shares may be sold at then prevailing market prices, prices relating to the current market price or other negotiated prices. The Selling Stockholders, brokers executing selling orders on behalf of the Selling Stockholders and dealers to whom the Selling Stockholders may sell may be deemed to be "underwriters" within the meaning of the Securities Act, in which event any profit represented by the excess of the selling price over the cost of the shares sold, and any commission, discount or concession received may be deemed to be an underwriting discount or commission under the Securities Act.


                                  LEGAL MATTERS

         The validity of the shares of Common Stock offered pursuant to this prospectus will be passed upon for us by John S. Tsai, our Vice President and Assistant General Counsel - Corporate & Securities.


                                     EXPERTS

         The audited consolidated financial statements as of December 31, 2001 and for the years ended December 31, 2001 and 2000 appearing in Waste Management's Annual Report on Form 10-K for the year ended December 31, 2002 incorporated by reference in this prospectus have been audited by Arthur Andersen LLP, independent public accountants, as set forth in their report. Arthur Andersen has not consented to the inclusion of their report in this prospectus, and we have dispensed with the requirement to file their report in reliance upon Rule 437a of the Securities Act. Because Arthur Andersen has not consented to the inclusion of their report in this prospectus, you will not be able to recover against Arthur Andersen under Section 11 of the Securities Act for any untrue statements of a material fact contained in the financial statements audited by Arthur Andersen or any omissions to state a material fact required to be stated therein.

         The consolidated financial statements of Waste Management, Inc. appearing in Waste Management, Inc.'s Annual Report (Form 10-K) for the year ended December 31, 2002, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

                                     PART II

               INFORMATION REQUIRED IN THE REGISTRATION STATEMENT


ITEM 3.  INCORPORATION OF DOCUMENTS BY REFERENCE.

         The following documents filed with the Securities and Exchange Commission (the "SEC") by the Registrant are hereby incorporated by reference into this Registration Statement:

         (a) Annual Report on Form 10-K for the fiscal year ended December 31, 2002.

         (b) Quarterly Reports on Form 10-Q for the quarters ended March 31, 2003, June 30, 2003 and September 30, 2003.

         (c) The description of the Registrant's Common Stock contained in the Registrant's Registration Statement on Form 8-A filed with the SEC pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), on July 1, 1993, as amended on Form 8-B filed with the SEC on July 13, 1995.

         All documents subsequently filed by the Registrant pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act, prior to the filing of a post-effective amendment which indicates that all of the securities offered hereby have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference in this Registration Statement and to be a part hereof from the date of filing of such documents.


ITEM 4.  DESCRIPTION OF SECURITIES.

         Not applicable.


ITEM 5.  INTERESTS OF NAMED EXPERTS AND COUNSEL.

         Certain legal matters in connection with the issuance of the shares of Common Stock offered hereby have been passed upon for us by John S. Tsai, our Vice President and Assistant General Counsel - Corporate & Securities.


ITEM 6.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         The Certificate of Incorporation (the "Charter") and the Bylaws of the Registrant provide in effect that the Registrant shall indemnify its directors, officers, employees and agents (as well as persons serving as a director, officer, employee or agent of any of the Registrant's direct or indirect subsidiaries) to the extent permitted by the General Corporation Law of the State of Delaware (the "DGCL"). Sections 102 and 145 of the DGCL provide that a Delaware corporation has the power to indemnify its directors, officers, employees and agents in certain circumstances, as described below.

         In accordance with Section 102 of the DGCL, the Registrant's Charter contains a provision that eliminates the personal liability of directors of the Registrant or its stockholders for monetary damages for breach of fiduciary duty as a director, except in cases where the director breached his duty of loyalty to the Registrant or its stockholders, failed to act in good faith, engaged in intentional misconduct or a knowing violation of the law, willfully or negligently authorized the unlawful payment of a dividend or approved an unlawful stock redemption or repurchase or obtained an improper personal benefit.

         Pursuant to Subsection (a) of Section 145 of the DGCL, the Registrant's Bylaws provide that the Registrant shall indemnify any director, officer, employee or agent, or former director, officer, employee or agent who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Registrant), against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding provided that such director, officer, employee or agent acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, provided that such director, officer, employee or agent had no reasonable cause to believe that his or her conduct was unlawful.

         Pursuant to Subsection (b) of Section 145 of the DGCL, the Registrant's Bylaws provide that the Registrant shall indemnify any director, officer, employee or agent, or former director, officer, employee or agent, who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Registrant to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorney's fees), judgments, fines, penalties and amounts paid in settlement actually and reasonably incurred in connection with the investigation, preparation to defend or defense of such action or suit provided that such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the Registrant, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Registrant unless and only to the extent that the Court of Chancery (or such other court in which such action or suit has been brought) shall determine that despite the adjudication of liability such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

         The Registrant's Bylaws further provide that, to the extent that a director, officer, employee or agent has been successful in the defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145 of the DGCL or in the defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith. Any person seeking indemnification as described above shall be deemed to have met the standard of conduct required for such indemnification unless the contrary shall be established. The indemnification provided by Section 145 of the DGCL shall not be exclusive of any other rights to which the party seeking indemnification may be entitled.

         Section 145 of the DGCL also provides that a corporation is empowered to purchase and maintain insurance on behalf of a director, officer, employee or agent of the corporation against any liability asserted against him or incurred by him in any such capacity or arising out of his status as such whether or not the corporation would have the power to indemnify him against such liabilities under Section 145 of the DGCL. The Registrant has purchased certain liability insurance for its officers and directors.

         The Registrant has entered into indemnification agreements with certain of its executive officers and certain of its executive officers' employment agreements contain indemnification provisions. Such agreements and provisions generally provide that such persons will be indemnified and held harmless to the fullest extent of Delaware law.


ITEM 7.  EXEMPTION FROM REGISTRATION CLAIMED.

         Not applicable.

ITEM 8.  EXHIBITS.

         The following exhibits are filed as part of this Registration
Statement:

4.1      -    Certificate of Incorporation (Incorporated by reference to Exhibit 3.1 to the Registrant's Quarterly
              Report on Form 10-Q for the quarter ended June 30, 2002).

4.2      -    Bylaws (Incorporated by reference to Exhibit 3.2 to the Registrant's Quarterly Report on Form 10-Q for
              the quarter ended June 30, 2002).

4.3      -    2003 Waste Management, Inc. Directors' Deferred Compensation Plan (Incorporated by reference to Exhibit
              10.5 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2003).

5.1      -    Opinion of John S. Tsai with respect to the legality of the securities.

23.1     -    Consent of Ernst & Young LLP.

23.2     -    Explanatory Statement Concerning Absence of Current Written Consent of Arthur Andersen LLP.

23.3     -    Consent of John S. Tsai (included in Exhibit 5.1).

24.1     -    Powers of Attorney (included on the signature page of this Registration Statement).


ITEM 9.  UNDERTAKINGS.

         (a)      The undersigned Registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration
                  Statement:

                  (i) to include any prospectus required by Section 10(a)(3) of the Securities Act;

                  (ii) to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement which represent a fundamental change in the information set forth in the Registration Statement; and

                  (iii) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

         Provided, however, that the undertakings set forth in paragraphs
         (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or
         Section 15(d) of the Exchange Act that are incorporated by reference in this Registration Statement.

         (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered that remain unsold at the termination of the offering.

         (b) The undersigned Registrant hereby further undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                POWER OF ATTORNEY

         Know all men by these presents, that each person whose signature appears below constitutes and appoints A. Maurice Myers, David P. Steiner and Lawrence O'Donnell, III, and each of them, each of whom may act without joinder of the other, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all pre- or post-effective amendments to this Registration Statement, including without limitation any registration statement of the type contemplated by Rule 462(b) under the Securities Act, and to file the same, with all exhibits thereto and other documents in connection therewith, with the SEC, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, and each of them, or substitute or substitutes of any or all of them, may lawfully do or cause to be done by virtue hereof.


                                   SIGNATURES

         Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all requirements for filing on Form S-8 and has duly caused this Registration Statement on Form S-8 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas on the 3rd day of November, 2003.


                                 WASTE MANAGEMENT, INC.


                                 /s/ A. Maurice Myers
                                 ------------------------------------------
                                 By:  A. Maurice Myers
                                      President and Chief Executive Officer



         Pursuant to the requirements of the Securities Act, this Registration Statement on Form S-8 has been signed by the following persons in the capacities indicated on the 3rd day of November, 2003.


                   SIGNATURE                                                      TITLE
                   ---------                                                      -----
/s/ A. Maurice Myers                                  President, Chief Executive Officer and Chairman of the Board
------------------------------------------------                        (Principal Executive Officer)
A. Maurice Myers



/s/ David P. Steiner                                  Executive Vice President and Chief Financial Officer
------------------------------------------------                (Principal Financial Officer)
David P. Steiner



/s/ Robert G. Simpson                                   Senior Vice President and Chief Accounting Officer
------------------------------------------------                  (Principal Accounting Officer)
Robert G. Simpson

/s/ Pastora San Juan Cafferty                                              Director
------------------------------------------------
Pastora San Juan Cafferty






/s/ Frank M. Clark, Jr.                                                    Director
------------------------------------------------
Frank M. Clark, Jr.






/s/ Robert S. Miller                                                       Director
------------------------------------------------
Robert S. Miller




/s/ John C. Pope                                                           Director
------------------------------------------------
John C. Pope




/s/ W. Robert Reum                                                         Director
------------------------------------------------
W. Robert Reum




/s/ Steven G. Rothmeier                                                    Director
------------------------------------------------
Steven G. Rothmeier




/s/ Carl W. Vogt                                                           Director
------------------------------------------------
Carl W. Vogt




/s/ Ralph V. Whitworth                                                     Director
------------------------------------------------
Ralph V. Whitworth

                                INDEX TO EXHIBITS

4.1        -  Certificate of Incorporation (Incorporated by reference to Exhibit 3.1 to the Registrant's Quarterly
              Report on Form 10-Q for the Quarter ended June 30, 2002).

4.2        -  Bylaws (Incorporated by reference to Exhibit 3.2 to the Registrant's Quarterly Report on Form 10-Q for
              the Quarter ended June 30, 2002).

4.3        -  2003 Waste Management, Inc. Directors' Deferred Compensation Plan (Incorporated by reference to Exhibit
              10.5 to Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2003).

5.1        -  Opinion of John S. Tsai with respect to the legality of the securities.

23.1       -  Consent of Ernst & Young LLP.

23.2       -  Explanatory Statement Concerning Absence of Current Written Consent of Arthur Andersen LLP.

23.3       -  Consent of John S. Tsai (included in Exhibit 5.1).

24.1       -  Powers of Attorney (included on the signature page of this Registration Statement).